                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            FLAGSTAR COMPANIES, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.50 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   873098 10 7
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                         Loomis, Sayles & Company, L.P.
                              One Financial Center
                           Boston, Massachusetts 02111
                                 (707) 935-2340
                         Attn: Sandra P. Tichenor, Esq.
                       Vice President and General Counsel
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notes and Communications)

                                November 12, 1997
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") of other provisions of the Act (however, see the Notes).

                              Page 1 of 14 Pages

CUSIP No. 873098 10 7

--------------------------------------------------------------------------------
1)       Names of Reporting Persons, S.S. or I.R.S. Identification Nos.
            of Above Persons
         Loomis, Sayles & Company, L.P.; I.R.S. Employer ID No. 04-3200030

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)  |_|
                                                                      (b)  |_|

--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)  OO

--------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
               Items 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization                 Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person with:

--------------------------------------------------------------------------------
         (7)      Sole Voting Power                  8,762,013 shares

--------------------------------------------------------------------------------
         (8)      Shared Voting Power                764,762 shares

--------------------------------------------------------------------------------
         (9)      Sole Dispositive Power             9,526,775 shares

--------------------------------------------------------------------------------
         (10)     Shared Dispositive Power           None

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                                     9,526,775 shares

--------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions)                                          |_|

--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)

                                                        23.82%

--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)  IA

--------------------------------------------------------------------------------


                              Page 2 of 14 Pages

CUSIP No. 873098 10 7

--------------------------------------------------------------------------------
1)       Names of Reporting Persons, S.S. or I.R.S. Identification Nos.
             of Above Persons
         Loomis, Sayles & Company, Inc., I.R.S. Employer ID No. 04-3200391

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)  |_|
                                                                      (b)  |_|

--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)  OO

--------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
               Items 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization                 Massachusetts

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person with:

--------------------------------------------------------------------------------
         (7)      Sole Voting Power                  8,762,013 shares

--------------------------------------------------------------------------------
         (8)      Shared Voting Power                764,762 shares

--------------------------------------------------------------------------------
         (9)      Sole Dispositive Power             9,526,775 shares

--------------------------------------------------------------------------------
         (10)     Shared Dispositive Power           None

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                                      9,526,775 shares

--------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions)                                          |_|

--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)

                                                        23.82%

--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)  CO

--------------------------------------------------------------------------------


                              Page 3 of 14 Pages

                  ITEM 1.  SECURITY AND ISSUER.

         FLAGSTAR COMPANIES, INC. ("FCI"), a Delaware corporation, has issued and outstanding shares of Common Stock (the "EXISTING COMMON STOCK"), par value $.50 per share. On July 11, 1997, FCI and Flagstar Corporation ("FLAGSTAR"), a Delaware corporation and wholly-owned subsidiary of FCI, filed a voluntary petition under Chapter 11 of Title 11 of the United States Code with the United States Bankruptcy Court for the District of South Carolina (the "BANKRUPTCY COURT"). By virtue of the confirmation under 11 U.S.C. ss.1129 by Order of the Bankruptcy Court (the "CONFIRMATION ORDER") entered on November 12, 1997 (the "CONFIRMATION DATE") of the Debtors' Amended Joint Plan of Reorganization dated as of July 11, 1997 and amended November 7, 1997 (the "PLAN"), on the "EFFECTIVE DATE" (as such term is defined in the Plan) of the Plan (which date, pursuant to the terms of the Plan, is the date on which the Plan will be consummated and may be within sixty days of the date hereof), among other things, the following will occur:

                  (i) Flagstar will merge with and into FCI; the resulting corporation (the "ISSUER") of such merger will, upon information and belief, be renamed Advantica Restaurant Group, Inc.;

                  (ii) the Existing Common Stock held by the existing holders thereof, and all obligations of FCI in respect thereof, will be terminated, cancelled and extinguished; and

                  (iii) the Issuer will issue its Common Stock, with a change of par value to $.01 per share (the "COMMON STOCK"), pursuant to the Plan, to certain holders of claims against FCI and Flagstar.

The Existing Common Stock is registered under section 12(g) of the Securities Exchange Act of 1934, as amended, together with the rules and regulations of the Securities and Exchange Commission promulgated thereunder (the "EXCHANGE ACT") and, upon information and belief, the Common Stock is or will be registered under section 12(b) or section 12(g) of the Exchange Act.

         FCI's principal executive offices are, and the Issuer's principal executive offices will continue to be, located at 203 East Main Street, Spartanburg, South Carolina 29319-9966.


                  ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by Loomis, Sayles & Company, L.P. ("LOOMIS"), a Delaware limited partnership, and its general partner, Loomis, Sayles & Company, Inc. ("LS INC.," and, together with Loomis, the "LOOMIS ENTITIES"), a Massachusetts corporation. The address of the principal executive offices, and the address of the principal business, of the Loomis Entities is One Financial Center, Boston, Massachusetts 02111. Loomis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and, as such, acts as investment adviser to certain managed accounts (the "MANAGED ACCOUNTS"). LS Inc. is a sole purpose entity, the sole business of which is acting as the general partner of Loomis.

         LS Inc. is wholly owned by New England Investment Companies, L.P. ("NEIC"), a publicly traded master limited partnership. Metropolitan Life Insurance Company ("METLIFE"), through a

                              Page 4 of 14 Pages
wholly-owned subsidiary, MetLife New England Holdings, Inc. ("HOLDINGS"), is the owner of (i) all of the outstanding shares of the general partner of NEIC and
(ii) approximately 51% of the partnership interests in NEIC. The business address of NEIC is 399 Boylston Street, Boston, Massachusetts 02116. The business address of Holdings and MetLife is One Madison Avenue, New York, New York 10010.

         LS Inc. and NEIC operate under an understanding that specifically provides that all investment and voting decisions regarding Managed Accounts are to be made by Loomis and LS Inc. and not by NEIC or any entity controlling NEIC. Accordingly, the Loomis Entities and NEIC do not consider NEIC or entities controlling NEIC to have any direct or indirect control over the securities held in Managed Accounts (which securities include those securities in respect of which all shares of the Common Stock to which this Schedule 13D relates will be issued) for purposes of Section 13(d) of the Exchange Act.

         The name, citizenship, business address, present principal occupation and name and address of the employer of each executive officer and director of LS Inc. is set forth on Appendix A hereto. The persons named on Appendix A hereto are referred to hereinafter as the "LS AFFILIATES."

         Neither of the Loomis Entities nor, upon information and belief, any of the LS Affiliates, has, in the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, as to which the Loomis Entities make no representation) or become subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, or finding any violation with respect to, the federal securities laws.

                  ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         On November 13, 1997, certain of the Managed Accounts (the "SPECIFIED ACCOUNTS"), collectively, owned an aggregate of $211,772,000 in principal amount of the 11.25% Senior Subordinated Debentures due 2004 (the "11.25% DEBENTURES") of Flagstar. All such 11.25% Debentures were originally acquired by the Specified Accounts in the ordinary course of business with funds of the Specified Accounts.


          In addition, certain of the Managed Accounts own shares of the $2.25 Series A Cumulative Convertible Exchangeable Preferred Stock (the "Existing Preferred Stock"), par value $0.10 per share, of FCI. The Existing Preferred Stock is convertible into shares of the Existing Common Stock. However, pursuant to the terms of the Plan, the Existing Preferred Stock and all obligations of FCI thereunder will be terminated, cancelled and extinguished on the Effective Date, and the holders of the Existing Preferred Stock will receive no distribution in respect thereof (in Common Stock or otherwise) under the Plan. FCI's obligations in respect of the Existing Preferred Stock will be discharged by order of the Bankruptcy Court following consummation of the Plan.


         By virtue of the confirmation of the Plan on the Confirmation Date, the Specified Accounts will acquire on the Effective Date (based upon the statements in the Plan and in the Prospectus (the "PROSPECTUS"), dated June 5, 1997, issued by FCI and Flagstar in connection with a pre-petition solicitation of votes with respect to the Plan and contained in Amendment No. 2 to the Registration Statement on Form S-4 of FCI, Registration No. 333-23875, as filed with the Securities and Exchange Commission on May 21, 1997, as to the number of shares of Common Stock to be issued by the Issuer on the Effective Date, and that all shares of Existing Common Stock and rights to receive Existing Common Stock would be extinguished, such statements being hereinafter referred to as the "ISSUER STATEMENTS") 9,526,775 shares of the Common Stock (the "ACCOUNT
SHARES") as their distribution in respect of the claims they held against Flagstar arising out of their holdings of the 11.25% Debentures. All obligations of Flagstar in respect of the 11.25% Debentures will be discharged by Order of the Bankruptcy Court following consummation of the Plan. No additional funds of any of the Specified Accounts were expended in connection with the distribution of the Account Shares.


                              Page 5 of 14 Pages

         The consummation of the Plan is subject to a number of conditions, including, without limitation, that the Confirmation Order shall have become a final order, that the Confirmation Order shall authorize the Issuer to take all actions necessary to implement the Plan, that the Issuer shall have obtained an acceptable working capital and letter of credit facility, that fees of the United States Trustee shall have been paid in full and all other actions necessary to implement the Plan shall have been effected.


                  ITEM 4.  PURPOSE OF TRANSACTION.

         The 11.25% Debentures were acquired in the ordinary course of business with funds of the Specified Accounts. According to the Prospectus, the purpose of the Plan was to recapitalize Flagstar and FCI to address their long-term and short-term financial needs, maintain their liquidity and improve their capital structure.

         In February, 1997, representatives of three holders (the "AD HOC COMMITTEE") of the 11.25% Debentures and Flagstar's 113/8% Senior Subordinated Debentures due 2003 (the "113/8% DEBENTURES"), including Loomis, began negotiations with FCI and Flagstar concerning the terms of a financial restructuring of FCI and Flagstar. As a result of these negotiations, each member of the Ad Hoc Committee agreed, on March 21, 1997, to the terms of an Agreement Concerning Voting (as thereafter supplemented, the "VOTING AGREEMENT") pursuant to which each of the members of the Ad Hoc Committee, subject to the terms and conditions set forth in the Voting Agreement, separately agreed to vote (or, in the case of Loomis, to use its best efforts to cause the Specified Accounts to vote) claims in respect of the 11.25% Debentures and the 113/8% Debentures in favor of the Plan and (as later supplemented) in favor of certain amendments to the indentures pursuant to which the 11.25% Debentures and the 113/8% Debentures were issued. Loomis voted the claims in respect of the 11.25% Debentures of the Specified Accounts in favor of the Plan and believes that it has fulfilled its obligations under the Voting Agreement. The Voting Agreement contains no provision relating to or governing in any way the acquisition, holding, disposition of, or voting of any shares of, the Common Stock or any other matter relating to the management or control of the Issuer, and Loomis disclaims the existence of and its participation in any "group" (as contemplated by Rule 13b-5 under the Exchange Act) by virtue of its participation as a member of the Ad Hoc Committee.

         Upon consummation of the Plan, the Specified Accounts will acquire (based upon the Issuer Statements in the Plan and in the Prospectus) an aggregate of 9,526,775 Account Shares. The Account Shares will be acquired by the Specified Accounts solely as their respective distributions arising out of the claims they held against Flagstar as a result of their investment in the 11.25% Debentures. The Account Shares are thus being acquired for investment and not with the purpose of changing or influencing control of the Issuer or in connection with or as a participant in any transaction having such purpose. Loomis understands that it will share with the Specified Accounts the power to vote and dispose of the Account Shares and may have the power to effect, change or influence the control of the Issuer. However, Loomis does not intend to influence or control the management of the Issuer. Specifically, neither of the Loomis Entities has any present plan or proposal which would result in:


                              Page 6 of 14 Pages

                  (i) any extraordinary transaction (such as a merger, reorganization, liquidation or sale of any material amount of the assets) of the Issuer or any of its subsidiaries;

                  (ii) any material change in the Issuer's present capitalization, dividend policy, business or corporate structure;

                  (iii) any change in the Issuer's charter, bylaws or other organizational instruments which would impede the acquisition of control of the Issuer by any other person or entity; or

                  (iv) any class of securities of the Issuer becoming delisted from a national securities exchange, ceasing to be authorized for quotation in an inter-dealer quotation system or becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act.

Although Loomis participated, as a member of the Ad Hoc Committee, with management of FCI and Flagstar in the identification of the candidates for directors of the Issuer who will take office upon consummation of the Plan, the Loomis Entities intend that such nominees:

                  (A) will serve with complete independence from the Loomis Entities;

                  (B) will not directly or indirectly report to or provide confidential information to the Loomis Entities;

                  (C) will not consult with the Loomis Entities as to decisions relating to matters considered by the board of directors; and

                  (D) will be asked to conduct themselves without regard to any special interest that the Loomis Entities might have.

In addition, neither of the Loomis Entities has any present plan or proposal to change the present board of directors or management of the Issuer, to change the number or term of directors or to fill any vacancies on the board of directors of the Issuer.

         The Loomis Entities have no present plan or proposal to acquire any additional shares of the Common Stock, on behalf of the Specified Accounts or otherwise. However, the Loomis Entities may in the future, in the ordinary course of their business, purchase or acquire additional shares of Common Stock (or warrants or other securities exercisable or convertible into Common Stock), or sell, transfer or otherwise dispose of any of the Account Shares or any shares of the Common Stock (or warrants or other securities exercisable or convertible into Common Stock) subsequently acquired by the Loomis Entities, on behalf of the Specified Accounts or otherwise.


                  ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                           ITEMS 5(A) AND 5(B). As of the date hereof, neither
of the Loomis Entities nor any of the Loomis Affiliates owns any shares of the Common Stock. As of the date hereof, the Specified Accounts have the right to acquire, upon consummation of the Plan and subject

                              Page 7 of 14 Pages
to the satisfaction of the conditions set forth therein, (based upon the Issuer Statements in the Plan and in the Prospectus) in the aggregate, 9,526,775 of the Common Stock. Based upon the Issuer Statements in the Plan and in the Prospectus, these Account Shares will represent 23.82% of the total number of shares of Common Stock outstanding on the Effective Date. As investment adviser to the Specified Accounts, Loomis will have dispositive power over the Account Shares. In addition (based upon the Issuer Statements in the Plan and in the Prospectus), Loomis will have sole voting power over 8,762,013 of the Account Shares, and shares voting rights with the owners of Specified Accounts which will hold 764,762 Account Shares (or an aggregate of 1.91% of the Common Stock). However, in each case, the owner of each of the Specified Accounts has the right to terminate its advisory agreement with Loomis upon advance written notice and, if any such advisory agreement is terminated, Loomis will lose both the power to vote and the power to dispose of the Account Shares which will be owned by such Specified Account. Termination of an advisory agreement will be effective upon receipt or upon some future date as specified in the notice to Loomis, depending upon the terms of the particular advisory agreement. Currently, the Account Shares are held in Managed Accounts for the benefit of approximately 50 institutional investor clients of Loomis. Loomis does not expect that it will hold, on the Effective Date, Account Shares for the benefit of any one Specified Account in any amount which is equal to or greater than 5% of the total number of shares of Common Stock which are expected to be outstanding on the Effective Date, based upon the Issuer Statements in the Plan and in the Prospectus.

                           ITEM 5(C). Neither of the Loomis Entities has nor, to
the knowledge of the Loomis Entities, have any of the Loomis Affiliates, made any transaction in the 11.25% Debentures (or any other security giving rise to a right to receive Common Stock under the Plan) within the sixty (60) day period immediately preceding the filing of this Schedule 13D.

                           ITEM 5(D). The Common Stock will be owned by the
Specified Accounts. Each of the Specified Accounts has the sole right to receive and to direct the receipt of dividends in respect of, and to receive all proceeds from the sale of, the Account Shares which will be owned by such Specified Account. Loomis does not hold Account Shares for the benefit of any one Specified Account in any amount which is equal to or greater than 5% of the total number of shares of Common Stock which are expected to be outstanding on the Effective Date based upon the Issuer Statements in the Plan and in the Prospectus.

                           ITEM 5(E).  Not Applicable.


                  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Loomis manages the Managed Accounts under contracts that provide the client with the right to terminate its investment advisory relationship with Loomis upon written notice. The right to terminate may take effect immediately or upon receipt of the notice or at a future date as specified in the notice to Loomis, depending upon the terms of the particular advisory agreement. The owner of a Managed Account has the right to receive all dividends, profits, distributions and economic benefits in respect of the Account Shares which will be held in such Managed Account.


                              Page 8 of 14 Pages

         As a result of negotiations among the members of the Ad Hoc Committee, FCI and Flagstar concerning the restructuring of FCI and Flagstar, on March 21, 1997, FCI, Flagstar and the members of the Ad Hoc Committee (including Loomis) entered into the Voting Agreement pursuant to which, among other things, each member of the Ad Hoc Committee, subject to the terms and conditions set forth in the Voting Agreement, separately agreed to vote (or, in the case of Loomis, to use its best efforts to cause the Specified Accounts to vote) in favor of the Plan. Loomis voted its claims in accordance with the provisions set forth in the Voting Agreement. Pursuant to the Voting Agreement, Flagstar and FCI agreed to indemnify each member of the Ad Hoc Committee and certain of their advisers against certain liabilities and expenses arising out of or in connection with the negotiation, preparation, formulation, solicitation, dissemination, implementation, confirmation and consummation of the financial restructuring of FCI and Flagstar contemplated by the Plan. The Voting Agreement was supplemented on May 21, 1997 to provide that the members of the Ad Hoc Committee would vote in favor of certain amendments to the indentures pursuant to which the 11.25% Debentures and the 113/8% Debentures were issued in order to facilitate the transactions contemplated by the Plan.

         The Plan contains provisions pursuant to which the members of the Ad Hoc Committee (including Loomis) and certain of their advisers:

                  (i) are exonerated from liability in respect of actions taken in good faith directly related to the formulation, implementation, confirmation and consummation of the Plan or any contract, instrument, release, or other agreement or document created in connection with the Plan;

                  (ii) are released from all obligations to Flagstar and FCI arising prior to the date of the Plan; and

                  (iii) are indemnified against certain liabilities and expenses arising out of or in connection with the negotiation, preparation, formulation, solicitation, dissemination, implementation, confirmation and consummation of the financial restructuring of FCI and Flagstar contemplated by the Plan.

         Pursuant to a Registration Rights Agreement (the "REGISTRATION RIGHTS AGREEMENT"), to be dated as of the Effective Date, between the Issuer and Loomis, the Issuer will agree to file and cause to become effective a shelf registration statement covering resales by Loomis from time to time, and to cause such shelf registration statement to remain effective until the third anniversary of the Effective Date (or the fifth anniversary of the Effective Date if the Issuer becomes entitled to use a registration statement on Form S-3 under the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission thereunder (the "SECURITIES ACT")). In addition, Loomis will have the right to make three written requests to the Issuer for registration under the Securities Act of all or a part of the Account Shares, and will have the right to make unlimited requests for registrations so long as such registrations may be effected on Form S-3 registration statements. In addition, Loomis will have customary "piggyback" registration rights to include the Account Shares, subject to certain limitations, in any other registration statement filed by the Issuer under the Securities Act. The Issuer will agree to pay all expenses in connection with the performance of the obligations to effect the shelf, demand and piggyback registrations under the Securities Act of the Account Shares, other than:

                              Page 9 of 14 Pages

                  (i) underwriting fees, discounts, commissions or other similar selling expenses attributable to the sale of the Account Shares; and

                  (ii) any expenses (other than internal expenses of its own officers and employees) in connection with any additional requested registration on Form S-3 after the three permitted requested registrations.

The Issuer will agree to indemnify and hold harmless, to the fullest extent permitted by law, Loomis and certain of its affiliates against certain securities law liabilities (including, under certain circumstances, liabilities unrelated to its participation in any registered offering or sale of the Account Shares) and, in lieu thereof, to contribute to payments required to be made by Loomis or any such affiliate. The Issuer's obligations to effect and maintain the effectiveness of any registration required by the Registration Rights Agreement will terminate upon the earliest of:

                  (A) the sale of all Account Shares;

                  (B) notice from Loomis that it no longer needs the benefits of the Registration Rights Agreement; and

                  (C) when Loomis no longer holds, for the benefit of the Specified Accounts, 10% or more of the Common Stock and the Issuer and Loomis have received an opinion of recognized securities counsel to the effect that the Account Shares may be freely resold by Loomis without resort to the provisions of Rule 144 under the Securities Act.

         The information herein regarding the provisions of the agreements pursuant to which Loomis provides investment advisory services to its clients, the Voting Agreement, the Plan and the Registration Rights Agreement are summaries only, and do not purport to be complete. The Voting Agreement, the Plan and the Registration Rights Agreement should be reviewed for a complete recitation of their respective terms and provisions.



                             Page 10 of 14 Pages

                  ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
No.               Description

*     1           Agreement Concerning Voting, dated as of March 21, 1997, by and among FCI,
                  Flagstar, Magten Asset Management Corporation, Loomis and Moore Capital
                  Management, Inc.

**    2           Supplement to Agreement Concerning Voting, dated as of May 21, 1997, by and among FCI, Flagstar, Magten Asset Management Corporation, Loomis and Moore
                  Capital Management, Inc.

***   3           Debtors' Amended Joint Plan of Reorganization Dated as of July 11, 1997 and
                  amended November 7, 1997 of FCI and Flagstar

****  4           Form of Registration Rights Agreement, to be dated as of the Effective Date, to be entered into between the Issuer and Loomis

--------
* Incorporated by reference from Exhibit 10.55 to Amendment No. 2 to the Registration Statement on Form S-4 of FCI, Registration No. 333-23875, as filed with the Securities and Exchange Commission on May 21, 1997.

** Incorporated by reference from Exhibit 10.56 to Amendment No. 2 to the Registration Statement on Form S-4 of FCI, Registration No. 333-23875, as filed with the Securities and Exchange Commission on May 21, 1997.

*** Incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of FCI, as filed with the Securities and Exchange Commission on November 21, 1997.

**** Incorporated by reference from Exhibit 4.39 to Amendment No. 2 to the Registration Statement on Form S-4 of FCI, Registration No. 333-23875, as filed with the Securities and Exchange Commission on May 21, 1997.


                             Page 11 of 14 Pages

                                                    SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 21, 1997

                                    LOOMIS, SAYLES & COMPANY, L.P.
                                    By Loomis, Sayles & Company, Inc.,
                                      General Partner



                                    By:    /S/ Robert J. Blanding
                                        ----------------------------------------
                                        Name:  Robert J. Blanding
                                        Title:   President and Chief Executive
                                                 Officer

                                    LOOMIS, SAYLES & COMPANY, INC.



                                    By:    /S/ Robert J. Blanding
                                        ----------------------------------------
                                        Name:  Robert J. Blanding
                                        Title:   President and Chief Executive
                                                 Officer


                             Page 12 of 14 Pages

                                   APPENDIX A

NAME, BUSINESS ADDRESS, PRESENT PRINCIPAL OCCUPATION AND NAME AND ADDRESS OF THE
           EMPLOYER OF EACH EXECUTIVE OFFICER AND DIRECTOR OF LS INC.





Name:                  Citizenship: Business Address:                 Principal occupation:           Employer and employer's
                                                                                                      address
------------------------------------------------------------------------------------------------------------------------------------
Blanding, Robert J.         USA     Loomis, Sayles & Company, L.P.    Chairman, President and         Loomis, Sayles & Company, L.P.
                                    465 First Street West             Chief Executive Officer of LS   One Financial Center
                                    Suite 200                         Inc.                            Boston, MA 02111
                                    Sonoma, CA 95476
------------------------------------------------------------------------------------------------------------------------------------

Castellini, Jerome A.       USA     Loomis, Sayles & Company, L.P.    Director and VP of LS Inc.      Loomis, Sayles & Company, L.P.
                                    Three First National Plaza                                        One Financial Center
                                    Suite 5450                                                        Boston, MA 02111
                                    Chicago, IL 60602
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Fuss, Daniel J.             USA     Loomis, Sayles & Company, L.P.    Director, Executive VP of LS    Loomis, Sayles & Company, L.P.
                                    One Financial Center              Inc.                            One Financial Center
                                    Boston, MA 02111                                                  Boston, MA 02111
------------------------------------------------------------------------------------------------------------------------------------
Green, Issac H.             USA     Loomis, Sayles & Company, L.P.    Director, VP of LS Inc.         Loomis, Sayles & Company, L.P.
                                    1533 N. Woodward                                                  One Financial Center
                                    Suite 300                                                         Boston, MA 02111
                                    Bloomfield Hills, MI 48304
------------------------------------------------------------------------------------------------------------------------------------
Holland, Mark W.            USA     Loomis, Sayles & Company, L.P.    Director, VP-Finance &          Loomis, Sayles & Company, L.P.
                                    One Financial Center              Administration of LS Inc.       One Financial Center
                                    Boston, MA 02111                                                  Boston, MA 02111
------------------------------------------------------------------------------------------------------------------------------------
McMurtrie, Carol C.         USA     Loomis, Sayles & Company, L.P.    Director, VP of LS Inc.         Loomis, Sayles &  Company,
                                    155 North Lake Avenue                                             L.P.
                                    Suite 1030                                                        One Financial Center
                                    Pasedena, CA 91101                                                Boston, MA 02111


                             Page 13 of 14 Pages

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Meade, Jeffrey L.           USA     Loomis, Sayles & Company, L.P.    Director, Executive Vice        Loomis, Sayles & Company, L.P.
                                    One Financial Center              President and Chief             One Financial Center
                                    Boston, MA 02111                  Operating Officer of LS Inc.    Boston, MA 02111
------------------------------------------------------------------------------------------------------------------------------------
Newmark, Kent P.            USA     Loomis, Sayles & Company, L.P.    Director, VP of LS Inc.         Loomis, Sayles & Company, L.P.
                                    555 California Street                                             One Financial Center
                                    Suite 2750                                                        Boston, MA 02111
                                    San Francisco, CA 94104
------------------------------------------------------------------------------------------------------------------------------------
Schettewi, Philip J.        USA     Loomis, Sayles & Company, L.P.    Director, VP of LS Inc.         Loomis, Sayles & Company, L.P.
                                    2001 Pennsylvania Avenue, N.W.                                    One Financial Center
                                    Suite 200                                                         Boston, MA 02111
                                    Washington, D.C. 20006
------------------------------------------------------------------------------------------------------------------------------------
Tichenor, Sandra P.         USA     Loomis, Sayles & Company, L.P.    General Counsel, VP and         Loomis, Sayles & Company, L.P.
                                    465 First Street West             Secretary of LS Inc.            One Financial Center
                                    Suite 200                                                         Boston, MA 02111
                                    Sonoma, CA 95476
------------------------------------------------------------------------------------------------------------------------------------
Tydings, George R.          USA     Loomis, Sayles & Company, L.P.    Director, Executive VP of LS    Loomis, Sayles & Company, L.P.
                                    2001 Pennsylvania Avenue, N.W.    Inc.                            One Financial Center
                                    Suite 200                                                         Boston, MA 02111
                                    Washington, D.C. 20006
------------------------------------------------------------------------------------------------------------------------------------
Voss, Peter S.              USA     New England Investment            Chairman and Chief              New England Investment
                                    Companies                         Executive Officer of New        Companies
                                    399 Boylston Street               England Investment              399 Boylston Street
                                    Boston, MA 02116                  Companies; Director of LS       Boston, MA 02116
                                                                      Inc.
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Wilkins, Anthony J.         USA     Loomis, Sayles & Company, L.P.    Director, VP of LS Inc.         Loomis, Sayles & Company, L.P.
                                    One Financial Center                                              One Financial Center
                                    Boston, MA 02111                                                  Boston, MA 02111
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


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